Cowen Execution Services LLC
Statement of Financial Condition
December 31, 2018

(in thousands)

Assets

Cash	$	75,884
Cash segregated in compliance with federal regulations and other restricted deposits		62,871
Securities owned, at fair value		58,206
Receivable on derivative contracts, at fair value		3,302
Securities borrowed		423,735
Deposits with clearing organizations		73,347
Receivable from brokers, dealers and clearing organizations, net of allowance of $698		203,092
Receivable from customers		28,613
Due from related parties		716
Deferred tax assets		2,151
Other assets, net of allowance of $11		733
Total assets	$	932,650

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	47,492
Payable on derivative contracts, at fair value		1,018
Securities loaned		430,060
Payable to brokers, dealers and clearing organizations		146,351
Payable to customers		50,890
Notes payable		9,000
Due to related parties		105,392
Accounts payable, accrued expenses and other liabilities		13,493
Total liabilities		803,696
Member's equity		128,954
Total liabilities and member's equity	$	932,650

The accompanying notes are an integral part of this statement of financial condition.